EROS INTERNATIONAL | STX ENTERTAINMENT

April 17, 2020

Creating a Global Entertainment Content, Digital Media & OTT Powerhouse


BAJIRAO MASTANI
HUSTLERS
HAATHI MERE SAATHI
FROM THE WRITERS OF THE HANGOVER
BAD MOMS
NEWTON
THE GENTLEMEN

Disclaimer

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of Eros International’s business strategy and expectations concerning its and the combined company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that Eros International is expecting, including, without limitation: Eros International’s and the combined company’s ability to successfully and cost-effectively source film content; Eros International’s and the combined company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; Eros International’s and the combined company’s ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of Eros International’s or the combined company’s films; Eros International’s and the combined company’s ability to predict the popularity of its films, or changing consumer tastes; Eros International’s and the combined company’s ability to maintain existing rights, and to acquire new rights, to film content; Eros International’s and the combined company’s ability to successfully defend any future class action law suits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding Eros International’s or the combined company’s business practices, accounting practices and/or officers and directors; Eros International’s and the combined company’s dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; Eros International’s and the combined company’s ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; Eros International’s and the combined company’s dependence on its relationships with theater operators and other industry participants to exploit Eros International’s and the combined company’s film content; Eros International’s and the combined company’s ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; Eros International’s and the combined company’s ability to compete in the Indian film industry; Eros International’s and the combined company’s ability to compete with other forms of entertainment; Eros International’s and the combined company’s ability to combat piracy and to protect its intellectual property; Eros International’s and the combined company’s ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, including Eros International’s or the combined company’s exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving Eros International, the combined company or its subsidiaries and certain of its directors and officers; Eros International’s and the combined company’s ability to successfully respond to technological changes; regulatory changes in the Indian film industry and Eros International’s and the combined company’s ability to respond to them; Eros International’s and the combined company’s ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; Eros International’s and the combined company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and spread of COVID-19, and related public health measures in India and elsewhere, may have material adverse effects on Eros International’s and the combined company’s business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the merger agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the merger agreement on the terms set forth therein; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger and related transactions on the market price of the Eros A Ordinary Shares and/or Eros International’s financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting Eros International and the combined company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond Eros International’s and the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of Eros International’s assumptions prove to be incorrect, Eros International’s and the combined company’s actual results may vary in material respects from what Eros International may have expressed or implied by these forward-looking statements. Eros International cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by Eros International in this communication speaks only as of the date on which Eros International makes it. Factors or events that could cause Eros International’s actual results to differ may emerge from time to time, and it is not possible for Eros International to predict all of them. Eros International undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Where Hollywood Meets Bollywood


BAD MOMS
CRIMINAL. CLASS.
THE GENTLEMEN
JESSICA CHASTAIN
IDRIS ELBA
KEVIN COSTNER
BASED ON A TRUE STORY
MOLLY'S GAME
MOLLY BLOOM
COMING SOON
Amy SCHUMER
I Feel PRETTY

Global studio with $2+ billion of worldwide Box Office over the past 5 years

Uniquely positioned to meet growing demand for streaming video with preeminent OTT platform


Goliyon Ki Rasaleela
Ram-leela
tanu weds manu returns

Highly Compelling Combination of Complementary Assets

Eros International

- ✓ Leading Indian film studio and OTT platform
- ✓ One of the largest libraries of Indian films with multi-format rights to over 3,000+ titles
- ✓ Risk mitigated approach to film production with global, multi-channel monetization
- ✓ #1 SVOD platform for Indian content[(1)] with 12,000+ digital rights
- ✓ 188 million+ registered users including 26 million+ paid subscribers

STX Entertainment

- ✓ Leading independent Hollywood studio – fastest to ever surpass $1bn U.S. Box Office
- ✓ IP with global appeal featuring stars in signature roles (34 released films to date with $1.5bn+ global box office)
- ✓ Global distribution in 150+ countries through world-class strategic partners
- ✓ Asset-light, capital efficient model, ~20% ROIC Model Film profile

Premium Hollywood and Bollywood Content with Global Appeal

Unique Global Distribution Network

Global OTT Opportunity

(1) Based on size of OTT library.

Positioned to Create Long-Term Value for Shareholders

Scale	✓ Increased financial scale with over $600 million of pro forma revenue for calendar year 2019 ✓ Projected to achieve over $300 million of highly predictable aggregated future revenue from STX films already released through 2019
Capitalization	✓ Well-capitalized, robust balance sheet including a $350 million JP Morgan-led credit facility ✓ Superior liquidity position with $120 million of revolver capacity and $195 million of cash as of December 31, 2019
Shareholder Base	✓ Long-term and sustained financial commitment of founders group in the business ✓ $125 million of incremental equity from new and existing STX equity investors, including TPG, Hony Capital and Liberty Global
Leadership and Governance	✓ Combines first-class Hollywood and Bollywood management teams ✓ New Board consistent with company's commitment to prudent corporate governance practices

Strong & Strategic Combination Rationale

1. Generating Original Content to Meet Growing Global Demand
2. Featuring Leading Hollywood and Bollywood Talent
3. Powered by Growth in Global Entertainment Markets
4. Unique Model to Scale Distribution Fast and Globally
5. Well-Capitalized Balance Sheet Provides Strategic Flexibility
6. Seasoned and Global Management Team with Strong Track Record

EROS INTERNATIONAL + STX ENTERTAINMENT

1 Generating Original Content to Meet Growing Global Demand

STX ENTERTAINMENT

Film Releases

- Leading box office share among independent studios with 34 films released since inception
- Robust production and acquisition pipeline targeting 8 theatrical releases per year



PARTY LIKE A MOTHER
BAD MOMS



the upside



THE GENTLEMEN



HUSTLERS



21 BRIDGES

Episodic Content

- 5 scripted and 6 unscripted shows in production
- Deals in place with Showtime, Netflix, and Hulu, among others

Partners

SHOWTIME

NETFLIX

hulu

EROS INTERNATIONAL

- Leading box office share in India
- 3,000+ film library and 12,000+ rights for digital distribution
- 36 of the top 110 Indian box office hits in the past 10 years

- To date, Eros Now has launched over 39 originals, including digital series and films, and over 5,900 short form videos
- In 2019, Eros Now released over 340 Quickie episodes and over 80 "mini-movies"




HAATHI MERE SAATHI



BAJIRAO MASTANI







FLESH

2 Featuring Leading Hollywood and Bollywood Talent

Access to talent unlocks ability to tap into the most important entertainment markets: the US, India & China.

STX Talent Relationships


Cardi B


Elizabeth Banks


Chadwick Boseman


Colin Firth


Kevin Hart


Anne Hathaway


Samuel L. Jackson


Jennifer Lopez


Melissa McCarthy


Matthew McConaughey


Amy Schumer


Mark Wahlberg


Shailene Woodley


Constance Wu

Eros Talent Relationships


Amitabh Bachchan


Sanjay Leela Bhansali


Priyanka Chopra


Anurag Kashyap


Kabir Khan


Salman Khan


Shah Rukh Khan


Ayushmann Khurrana


Akshay Kumar


Deepika Padukone


Anand L. Rai


Raj & DK


Anushka Sharma


Ranveer Singh

3 Powered by Growth in Global Entertainment Markets

Combined Eros and STX will be competitively positioned to take advantage of and win market share in the fastest growing regions and sub-sectors of the global video market.

Theatrical Market
($ in billions)



U.S.
India
China
RoW
CAGR
41.3
51.0
19.6
23.0
9.0
14.1
1.6
2.5
11.1
11.4
4%
3%
10%
9%
1%
2018
2023E

Original Shows Ordered
($ in billions)



Traditional
SVOD & AVOD
CAGR
33
1519
327
1293
77%
(4%)
2014
2018

Subscription vs. Transactional
($ in billions)



Int'l Subscription
Domestic Subscription
Int'l Transactional
Domestic Transactional
CAGR
40.9
6.3
4.9
16.7
13.0
55.7
18.5
13.3
13.9
10.0
8%
31%
28%
(4%)
(6%)
2014
2018

Source: PwC, MotionPictures.org.

3 Uniquely Positioned to Target Fast Growing China Market

Access to the India – China co-production treaty provides a unique ability to enhance the release of motion pictures in the Chinese market.

$10.7 Billion	11.6%	54,165	80,000+
Chinese Movie Market(1)	*2016-21E Growth*	*Total Screens in 2018*(2)	*Screens Count by 2021*

Eros in China

High Budget Indian Film Hit in China

Screen release in China (April 2019)

$45mm+	$47mm+
China Box Office Gross (Since Release)	*China Box Office Gross (In First Four Weeks)*
#5	**#3**
Indian Film in China	*Indian Film in China*

iQiyi Partnership

1,000+
Indian language titles licensed to streaming platform iQiyi

500mm+
iQiyi Monthly Active Users

Partnerships

- China Film Group Corporation
- Shanghai Film Group Corporation
- Fudan University

STX in China

Successful U.S. / China Film Co-Production

THE FOREIGNER

"A prime example of an American / Chinese two-hander that will be a hit on both shores"
- Forbes

Jackie Chan	$81.2mm
Starred in his "Signature Role"	*China Box Office*
A-	**8.4 / 10**
Cinemascore	*Maoyan Score*

Co-Development Strategy

- *True partnership in development*
- *Co-production of Chinese content*
- *Co-finance globally relevant content*

Partnerships

- Sparkle Roll Group Limited
- H.BROTHERS 華誼騰訊娛樂
- Tencent 腾讯
- Alibaba.com
- PCCW 電訊盈科
- XG Entertainment

(1) 2021E Chinese movie market defined by total box office revenues.

(2) China Film Bureau.

4 Partnership Model to Scale Distribution Fast and Globally

STX's global marketing and distribution network covering 150+ territories, provides unique opportunity for rapid content proliferation and allows for a capital efficient, risk-mitigated approach to film-making.

- Ability to maximize combined content value across the global output and distribution agreements
- International sales from output agreements allow for a capital efficient, risk-mitigated approach to film-making

STX's Distribution Network Covers

150+ Territories

Direct Distribution

Distribution Partners



VVS FILMS
STX ENTERTAINMENT
prime video(1)
acme FILM
VERTICAL entertainment
TOBIS
LUCKY RED
CINE MUNDO
ODEON
FORUM FILM
CATCHPLAY
INTERCONTINENTAL
GOLDEN VILLAGE
sun DISTRIBUTION
PVR CINEMAS
sun DISTRIBUTION
Golden Screen Cinemas
CINEMAXX
Times Media Group
VILLAGE ROADSHOW

Risk-Mitigated Project Financing

(US$ in millions)

Illustrative cost per model film



STX Financial Charges
Cost of Production
$3
$26
$14
$6
$2
$7
Film Cost
Int'l Sales
Tax Credits
Co Finance
STX Equity

(1) Multi-territory output deal with Amazon in Europe.

EROS INTERNATIONAL | STX ENTERTAINMENT

4 Opportunity to Create a Global OTT Platform

Leverage STX's U.S. and global content to supercharge Eros Now, largest global SVOD platform for Indian content[(1)], and uniquely position it for the global OTT opportunity.

Largest Indian OTT Library[(1) (2)]


18%
NETFLIX
5%
41%
erosnow
15%
amazon prime video
20% hotstar

Diverse Portfolio Across Indian Languages


erosnow
Hindi
Gujarati
Bengali
Marathi
Malayalam
Telugu
Kanada
Tamil
12%
1%
22%
2%
12%
16%
16%
19%

12,000+
Digital Film Rights

5,000+
Into Perpetuity

135
Countries (incl. India)

Rapidly Growing Paid Subscriber Base

(# in millions; Fiscal year end March 31st)

Targeting over 50 million paying subscribers by 2022


2.1
2.9
3.7
5.0
7.9
10.1
13.0
15.9
18.8
21.1
23.5
26.2
FY '17A
Q1' FY'18A
Q2' FY'18A
Q3' FY'18A
FY '18A
Q1' FY'19A
Q2' FY'19A
Q3' FY'19A
FY '19A
Q1' FY'20A
Q2' FY'20A
Q3' FY'20A

(1) Based on size of OTT library.

(2) Represents % of total number of estimated films in Indian OTT library of ErosNow, Hotstar, Amazon Prime Video, Netflix and Zee5.

EROS INTERNATIONAL | STX ENTERTAINMENT

5 Well-Capitalized Balance Sheet Provides Strategic Flexibility

Well Funded, Long-Term Capital Structure

- Robust balance sheet with $125 million of incremental equity from new and existing STX equity investors, including TPG, Hony Capital and Liberty Global
- Strong credit profile with no meaningful near-term maturities

Strong Liquidity Position

- $195 million of pro forma cash balance as of December 31, 2019
- $120 million of available capacity under the credit facility as of December 31, 2019

Fully Funded Business Plan

- Self-funded plan supports investments in both Eros and STX
- Incremental equity provides flexibility to pursue new and innovative content offerings to bolster growth

6 Seasoned Management Team with Global Experience



Kishore Lulla
Executive Co-Chairman
- Pioneer in global Indian film and entertainment
- 35+ years in media and film industry



Rishika Lulla Singh
Co-President
- Previously managed all digital initiatives for Eros
- Creator of largest Indian OTT platform – Eros Now



Andy Warren
Chief Financial Officer
- CFO of STX
- Former CFO of Discovery Communications and NBC Universal Television



Adam Fogelson
Head of STX Motion Pictures Group
- Has been leading all aspects of film production and distribution for STX
- Former Chairman of Universal Pictures



Jada Miranda
Head of STX Scripted TV
- 20+ years of industry experience
- Previously served as a senior executive at XBOX, NBC and HBO



Robert Simonds
Co-Chairman and Chief Executive Officer
- Founder of STX
- Former film producer responsible for 30+ major studio titles



Noah Fogelson
Co-President
- 20+ years of experience
- Previously CEO of Crest Animation Productions



Prem Parameswaran
Head of Corporate Strategy
- 29+ years of experience in Media, Entertainment & Telecom sector
- Former Global M&T Head at Jefferies; also has worked at Goldman Sachs, Salomon Brothers and Deutsche Bank
- Commissioner, President's Advisory Commission for Asian Americans



Pradeep Dwivedi
Chief Executive Officer, Eros India
- 25+ years of experience across Media & Entertainment, Telecom, Banking & Financial services
- Formerly Senior Executive in Tata Group, American Express, Standard Chartered Plc & GE Capital India



Ali Hussein
Chief Executive Officer, Eros Now
- 18+ years of experience in the media entertainment and media technology space
- Formerly Board advisor to Discovery Networks

EROS INTERNATIONAL | STX ENTERTAINMENT

Transaction Summary

Transaction Structure

- Eros International Plc ("Eros") and STX Entertainment ("STX") to combine in a stock-for-stock, merger-of-equals transaction
  - Eros and STX shareholders will each own approximately 50% of the combined company on a diluted basis[1], prior to giving effect to any incremental equity investment or new management equity pool
- The combined company to utilize Eros's existing dual-class share structure:
  - Class A shares will carry one vote per share
  - Class B shares to continue to be owned by Eros founder group and will carry 10 votes per share
- $125 million of incremental equity contribution from new and existing STX equity investors
  - Equates to approximately 15%[1] [2] of the combined company on a fully diluted basis
- Management equity compensation plan to be adopted by the combined company that will be allocated between Eros founders group and STX management
  - Represents approximately 9%[1] [2] of the combined company on a fully diluted basis
- Eros founder group to hold approximately 41%[1] [2] of the voting power and 10%[1] [2] of the economic ownership in the combined company

Leadership & Governance

- Kishore Lulla will serve as Executive Co-Chairman of the combined company; Robert Simonds will serve as Co-Chairman and CEO
- Andy Warren will serve as Chief Financial Officer, Noah Fogelson and Rishika Lulla Singh will serve as Co-Presidents, and Prem Parameswaran will serve as Head of Corporate Strategy
- Board of Directors, immediately following closing, to include:
  - Four selected by Eros (including one independent director)
  - Four selected by STX (including one independent director)
  - One independent director selected jointly by Eros and STX

Approvals & Timing

- Transaction was approved unanimously by the Boards of Directors of both companies, and approved by the requisite vote of the shareholders of both STX and Eros
- Transaction expected to close in the second calendar quarter of 2020
- Subject to regulatory approvals and other customary closing conditions

(1) Taking into account the effect of existing restricted stock units, in-the-money stock options, and conversion of outstanding senior convertible notes.

(2) Based on Eros closing stock price as of April 16, 2020.

Pro Forma Shareholder Ownership



Eros
STX
Other
Eros Shareholders (Founder group & Public)
Economic: 38%
Voting: 59%
STX Shareholders
Economic: 38%
Voting: 25%
New Equity & Management Pool
Economic: 24%
Voting: 16%
Eros STX Global Corporation
100%
Legacy Eros
STX
62.3%
EIML

Note: Calculated based on Eros closing stock price as of April 16, 2020. Taking into account the effect of existing restricted stock units, in-the-money stock options, and conversion of outstanding senior convertible notes.

Strong Combined Company Capitalization

- Well capitalized balance sheet with incremental $125 million contributed by new and existing STX equity investors
- Superior liquidity profile underpinned by a conservative capital structure

($ in mm)	Pro Forma As of 12/31/19
Cash [1]	$195
Retail Bond	$66
Senior Convertible Notes	41
Other Borrowings [2]	101
Total Eros Debt	**$208**
$350mm STX Senior RCF	$230
Second Lien Subordinated Term Loan ("RFBF")	21
Total STX Debt	**$251**
Total Debt	**$459**
Net Debt	**$264**

Note: Excludes transaction fees and expenses.

(1) Includes Eros short-term and long-term restricted deposits.

(2) Reflects $15mm pay down of existing Eros debt. Other Borrowings also includes ~$2mm of acceptances that comprise of short – term credit availed from financial institutions for payment to film producers for film co-production arrangement

EROS INTERNATIONAL | STX ENTERTAINMENT

Significant Synergy Opportunities

Content Creation

- Substantially increase content investment to drive growth
- Develop culturally relevant content for U.S., Indian and global markets
- Establish content partnerships with cross-over U.S. / Indian creative talent

Distribution

- Integrate Eros's theatrical releases into STX's distribution agreements
- Optimize the combined global theatrical financing and economic opportunity
- Bundle sale of STX / Eros's programming to networks and streaming platforms
- Establish a direct theatrical distribution partnership

Corporate

- Rationalize overhead
- Lower borrowing costs

Other

- Enhance capacity to address STX's tax assets
- Broaden Eros Now proposition with Western content, driving global subscriber growth
- Enhance access to the Chinese market

Generating Approx. $50mm of Revenue & Cost Synergies

Key Takeaways

Creates a global preeminent media company

Unique capability to develop, produce and distribute Bollywood and Hollywood premium content at scale and across all platforms

Robust pipeline of film and episodic content with multi-channel distribution

Unique strategic and distribution partnerships globally including with Apple, Amazon, Microsoft, NBCUniversal and Google/YouTube

Well-capitalized balance sheet provides strategic flexibility

$125 million of incremental equity; superior liquidity underpinned by a conservative capital structure

Increased financial scale with significant growth opportunity

Over $600 million of pro forma revenue in calendar year 2019; 26+ million Eros Now paying subscribers

Substantial synergy opportunities

Approximately $50 million of highly actionable operating synergies